Exhibit 3.1
ARTICLES OF AMENDMENT
OF
F5 NETWORKS, INC.
Pursuant to RCW 23B.10.060 of the Washington Business Corporation Act, the undersigned corporation hereby submits the following amendment to the corporation’s Second Amended and Restated Articles of Incorporation, as amended (the “Articles”):

1.	The name of the corporation is F5 Networks, Inc.

2.	Section 2.1 of the Articles is hereby amended and restated in its entirety to read as follows:

“2.1 This Corporation is authorized to issue 210,000,000 shares of stock in the aggregate. Such shares shall be divided into two classes as follows:

(a) 200,000,000 shares of common stock (“Common Stock”).

(b) 10,000,000 shares of preferred stock (“Preferred Stock”). Holders of Common Stock are entitled to one vote per share on any matter on which holders of Common Stock are entitled to vote. On dissolution of the Corporation, after any preferential amount with respect to the Preferred Stock has been paid or set aside, the holders of Common Stock and the holders of any series of Preferred Stock entitled to participate further in the distribution of assets are entitled to receive the net assets of the Corporation.”

3.	The date of adoption of such amendment was July 20, 2007.

4.	The amendment was duly approved by the Board of Directors of the corporation pursuant to RCW 23B.10.020; shareholder action was not required.

DATED:	August 8, 2007.

F5 NETWORKS, INC.

By:	/s/ Jeffrey A. Christianson
Jeffrey A. Christianson,
Senior Vice President and
General Counsel